Exhibit (h)(3)

SCHEDULE 1

List of Funds

Fund Name	Ticker	# of Shares per Creation Unit
Langar Global Health Tech ETF	LGHT	10,000
North Shore Equity Rotation ETF	KOOL	10,000
Obra Opportunistic Structured Products ETF	OOSP	10,000
Obra High Grade Structured Products ETF	OPSP	10,000
Trajan Wealth Income Opportunities ETF	TWIO	10,000
UVA Unconstrained Medium-Term Fixed Income ETF	FFIU	50,000